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SECU[...] 02018104 [...]MMISSION

| OMB APPROVAL |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

RECEIVED MAR 0 1 2002

| SEC FILE NUMBER |
| --- |
| 8- 51997 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brokerage America LLC / formerly
ONE FINANCIAL NETWORK, LLC

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

160 PINE STREET SUITE 710
(No. and Street)

SAN FRANCISCO (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NORA DEFALCO 415-277-2270
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LIEBMAN, GOLDBERG & DROGIN LLP
(Name — *if individual, state last, first, middle name*)

591 STEWART AVENUE SUITE 450 GARDEN CITY, NY 11530
(Address) (City) (State) (Zip Code)

PROCESSED MAR 2 1 2002 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



Potential persons who are to respond to the collection of information

# OATH OR AFFIRMATION

I, ~~Andrew Sycoff~~ Nora DeFalco, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of One Financial Network, LLC, as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

BEVERLY J. YOUNG
Comm. # 1217457
NOTARY PUBLIC - CALIFORNIA
City & County of San Francisco
My Comm. Expires April 29, 2003

Nora DeFalco
Signature

Financial and Operations Principal
Title

Beverly J Young
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*ONE FINANCIAL NETWORK, LLC*

*FINANCIAL STATEMENTS*
*AND SCHEDULES*

*FOR THE YEAR ENDED DECEMBER 31, 2001*

*with*

*INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL*
*REPORT ON INTERNAL CONTROL STRUCTURE*

LIEBMAN GOLDBERG & DROGIN LLP
*Certified Public Accountants*

## ONE FINANCIAL NETWORK, LLC

### CONTENTS

*LIEBMAN GOLDBERG & DROGIN LLP*
*Certified Public Accountants*
591 Stewart Avenue, Suite 450
Garden City, New York 11530

Tel (516) 228-6600
Fax (516) 228-6664

## Independent Auditors' Report

To the Member of
One Financial Network, LLC

We have audited the accompanying balance sheet of One Financial Network, LLC ("the Company"), a California limited liability company, as of December 31, 2001, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of One Financial Network, LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the Untied States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, since inception the Company has incurred operating expenses that are in excess of its operating revenues. To date, these excess expenses have been paid by its parent company. The parent company and its principal financial backers have indicated a continued willingness to fund the Company in order to fulfill its business plan. There is, however, no guaranty that such parties will continue to provide such funding. This raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole.

Liebman Goldberg & Drogin LLP

Liebman, Goldberg & Drogin LLP
Garden City, New York

February 12, 2002

ONE FINANCIAL NETWORK, LLC

BALANCE SHEET

December 31, 2001

**Assets**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 167,885 |
| Receivable from clearing house | | 214,840 |
| Total assets | $ | 382,725 |

**Liabilities and Members' Equity**

| | | |
|---|---|---|
| Accounts payable and other liabilities | $ | 152,815 |
| Clearance fees payable | | 2,100 |
| Commitments and contingencies | | |
| Members' equity | | 227,810 |
| Total liabilities and members' equity | $ | 382,725 |

The accompanying notes are an integral part of these statements.

ONE FINANCIAL NETWORK, LLC

STATEMENT OF INCOME

For the year ended December 31, 2001

| | | |
|---|---|---|
| **Revenues:** | | |
| Commissions | $ | 577,051 |
| Interest income | | 76,980 |
| Other income | | 107,477 |
| Total revenues | | 761,508 |
| **Expenses:** | | |
| Clearance fees | $ | 231,633 |
| Allocated expenses | | 177,171 |
| Bad debts | | 116,058 |
| Broker registration and related costs | | 32,887 |
| Professional fees | | 13,000 |
| Other expenses | | 2,724 |
| Total expenses | | 573,473 |
| Net income | $ | 188,035 |

The accompanying notes are an integral part of these statements.

ONE FINANCIAL NETWORK, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the year ended December 31, 2001

| | Total Members' Equity |
|---|---|
| Balance - January 1, 2001 | $ 241,525 |
| Members' contributions | 25,150 |
| Members' withdrawals | (226,900) |
| Net income | 188,035 |
| Balance - December 31, 2001 | $ 227,810 |

The accompanying notes are an integral part of these statements.

ONE FINANCIAL NETWORK, LLC

STATEMENT OF CASH FLOWS

For the year ended December 31, 2001

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net income | | $ 188,035 |
| Changes in operating assets and liabilities: | | |
| Accounts receivable | | (177,901) |
| Prepaid expenses | | 29,560 |
| Accounts payable and accrued liabilities | | 126,931 |
| Net cash provided by operating activities | | 166,625 |
| **Cash Provided by Financing Activities:** | | |
| Members' contributions | $ 25,150 | |
| Members' withdrawals | (226,900) | |
| Cash (used in) financing activities | | (201,750) |
| Decrease in cash | | (35,125) |
| **Cash and Cash Equivalents** - beginning of year | | 203,010 |
| **Cash and Cash Equivalents** - end of year | | $ 167,885 |

The accompanying notes are an integral part of these statements.

ONE FINANCIAL NETWORK, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

## Note 1 - Organization and Description of Business:

One Financial Network, LLC ("the Company") was formed as a California limited liability company on June 25, 1999. The Company is a broken-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company is wholly owned by One Financial Network, Inc., a Delaware corporation ("the Parent").

The Company began operating as an introducing broker in October, 2000. The Company does not hold funds or securities for, or owes any money or securities to customers and does not maintain accounts of, or for, customers. The agreement with the clearing broker requires the Company to assume the credit risk associated with customer transactions.

On December 17, 2001, the Company changed its name from One Financial Network, LLC to BrokerageAmerica, LLC. A certificate of amendment was filed with the State of California, however, the name change has not yet been approved by the NASD. It previously changed its name from Investors Financial Network, LLC (original name) to The Financial Café.Com, LLC and then to One Financial Network, LLC.

## Note 2 - Summary of Significant Accounting Policies:

### Basis of Presentation:

The financial statements include the accounts of the Company who is engaged in a single line of business as a securities broker-dealer, which comprises classes of services including principal transactions, and agency transactions.

### Securities Transactions:

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

## Note 2 – Summary of Significant Accounting Policies (Continued):

### Collateral:

The Company continues to report assets it has pledged as collateral in secured borrowing and other arrangements when the secured party cannot sell or repledge the assets or the Company can substitute collateral or otherwise redeem it on short notice. The Company generally does not report assets received as collateral in secured lending and other arrangements because the debtor typically has the right to redeem the collateral on short notice.

### Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

### Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash and Cash Equivalents:

The Company considers all investments with an original maturity date of three months or less to be cash equivalents.

### Accounts Receivable:

Accounts receivable consist of amounts due from the Company's clearing and executing brokers related to commissions.

### Income Taxes:

In 2000, the Company became a single-member LLC. As such, it became a disregarded entity for federal and state tax purposes and was no longer required to file tax returns. All operations of the Company are reported as part of the operations of its single member owner (the "Parent").

The Company and the Parent allocate the consolidated tax provision using the pro-rate method whereby any consolidated tax liability would be allocated to the Company based on its relative contribution. As of December 31, 2001, the Company and the Parent have no tax liability on a consolidated basis due to its net operating losses. As such, no allocation of taxes to the Company has been made.

## Note 2 – Summary of Significant Accounting Policies (Continued):

### Going Concern:

From inception, operations of the Company have been funded through capital contributions from the Parent. In addition, the Company has entered into a Master Service Agreement (MSA) with its Parent. Under the MSA, the Parent has agreed to supply all funds necessary to support the operations of the Company in order for the Company to maintain adequate capital as required by the Uniform Net Capital Rule 15c301. The Company's financial statements have been presented on the going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, current factors raise substantial doubt about the Company's ability to continue as a going concern. Since inception, the Company has recognized only nominal revenues while incurring significant operating expenses. The Parent has incurred approximately $1,313,203 of operating expenses for 2001 related to the Company's business, which, pursuant to the MSA, have not been allocated to the Company. If the Company is unsuccessful at reducing its costs and costs incurred on its behalf by the Parent, generating revenue or raising additional capital, it may be unable to continue as a going concern. To mitigate these concerns, the Parent plans to continue to raise additional capital from outside investors or strategic partners to pay for any ongoing expenses that cannot be paid from regular operating revenues. However, there is no guarantee that outside investors or the existing shareholders will continue to provide financial support for the Parent and the Company.

### Concentrations of Credit Risk:

The Company and its subsidiaries are engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

## Note 3 – Receivable from and Payable to Broker-Dealers and Clearing Organizations:

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2001, consist of the following:

| | Receivable | Payable |
|---|---|---|
| Deposits for securities borrowed/loaned | $ - | $ - |
| Securities failed-to-deliver/ receive | - | - |
| Payable to clearing broker | - | 152,815 |
| Receivable from clearing organizations | 214,840 | - |
| Fees and commissions receivable/payable | - | - |
| Other | - | - |

## Note 4 - Capital Requirements:

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the Rule) adopted by the Securities and Exchange Commissions (SEC) and administered by the NASD Regulation, Inc., which requires the Company to maintain minimum net capital of the greater of 6-2/3 percent of total aggregate indebtedness to net capital (as defined by the Rule) or $50,000 (as defined by the Rule). The relationship of aggregate indebtedness to net capital changes from day to day. At December 31, 2001, the Company's net capital was $227,810, its ratio of aggregate indebtedness to net capital was 68 percent, and its net capital was $177,810 in excess of the required minimum net capital. The Company is exempt from the requirements of Rule 15c3-3, as adopted by the SEC.

## Note 5 - Related-Party Transactions:

During 1999, the Company entered into a Master Services Agreement (MSA) with its Parent. Under the MSA, each of the parties desires to receive certain administrative and other services from the other party in exchange for compensation set forth in the MSA.

In connection with the MSA, the Parent has agreed to supply all funds necessary to support the operations of the Company in order for the Company to maintain adequate capital as required by the Rule. In addition, the Parent will not allocate or invoice expenses incurred under the MSA during a reporting period to the Company in excess of the Company's income (net of the Company's other expenses) as reflected on the Company's books and records over the same period. Finally, the Company is not obligated in any way to the Parent for reimbursement of expenses until such allocation is made, and then only to the extent that the Company has cash on hand representing income (net of the Company's other expenses) sufficient to pay any need or obligation without impairment of the Company's maintenance of adequate capital under the Rule.

Also, the Company has entered into certain contracts with outside vendors who provide services for web site hosting and technical trading contracts. Payments for these services have been made by the Parent as part of the MSA agreement.

The Parent incurred approximately $1,313,203 in costs (including expenses related to equity transactions) providing services to the Company (including direct expenses related to the Company) during the year ended December 31, 2001, which were not allocated to the Company pursuant to the MSA.

Note 6 – Members' Equity:

During the year, the Parent of the Company contributed $25,150 of additional capital. Of this amount $25,000 represented a clearing broker deposit. Additionally, during the year, the Parent received payments totaling $226,900 representing members' withdrawals.

On September 29, 2001, the Company's Parent agreed to merge with BrokerageAmerica, Inc., a non-related party. It is the intent of the merger that Brokerage America cease its corporate existence and its operations continue to carry on through the Parent's subsidiary (the Company known as One Financial Network, LLC). On December 17, 2001, the Company filed a certificate of amendment with the State of California changing its name to BrokerageAmerica, LLC. The merger and name change have not yet been approved by the NASD and, therefore, all filings continue to be filed under the broker-dealer name of One Financial Network, LLC.

Prior to the merger, the Company's parent had 32,706,927 common shares issued and outstanding. The parent issued an additional 230,121,181 common shares as payment for outstanding debt, unpaid services and unpaid expenses. The parent's majority shareholders' then approved a reverse 100,000 to 1 stock split which left 2,628,67 common shares outstanding. As part of the merger agreement, the two shareholders of Brokerage America exchanged their 800 shares, which was 100% of the outstanding common shares, for 65,638.77 shares of One Financial Network, Inc. (the Parent), thus owning 96.15% control of the parent and surviving entity.

On September 29, 2001, the Company's Parent agreed to merge with BrokerageAmerica, Inc., a non-related party. It is the intent of the merger that Brokerage America cease its corporate existence and its operations continue to carry on through the Parent's subsidiary (the Company known as One Financial Network, LLC). On December 17, 2001, filed a certificate of amendment changing its name to BrokerageAmerica, LLC. The merger and name change have not yet been approved by the NASD and, therefore, all filings continue to be filed under the broker deals name of One Financial Network, LLC.

Prior to the merger, the Company's Parent had 32,706,927 shares issued and outstanding. The Parent issued an additional 230,121,181 shares as payment for outstanding debt, unpaid services and unpaid expenses. The Parent's majority shareholders' then approved a reverse 100,000 to 1 stock split which left 2,628,127 shares outstanding. As part of the merger agreement, the two shareholders of Brokerage America exchanged their 800 shares for 65,637.77 shares of One Financial Network, Inc. (the Parent), thus owning 96.15% control of the parent and surviving entity.

## Note 7 - Bad Debts:

During the year 2001, the Company incurred two separate incidents of fraudulent transactions totaling $116,058. The Company originally maintained a clearing deposit of $25,000. However, after the occurrence of the fraudulent transactions, the clearing broker required an additional deposit in the amount of the loss be maintained. Bad debt expense was charged as the additional deposit was retained from commission income withheld by the clearing agent. The Company does not believe there is any additional financial exposure in excess of the bad debt to the Company.

Supplemental Information

ONE FINANCIAL NETWORK, LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

For the year ended December 31, 2001

## Net Capital

| | | |
|---|---|---|
| Total ownership equity from statement of financial condition | $ | 227,810 |
| Deduct ownership equity not allowed for net capital | | - |
| Total capital | | 227,810 |
| Deductions and/or charges<br>a) total non-allowable assets from statement of financial condition | | - |
| Net capital before adjustments for haircuts on securities positions and undue concentration. | | 227,810 |
| Net capital | $ | 227,810 |
| Minimum net capital | $ | 50,000 |
| Excess net capital | $ | 177,810 |
| Aggregate indebtedness | $ | 154,915 |
| Percentage of aggregate indebtedness to net capital (154,915 ÷ 227,810) | | 68.0% |

The accompanying notes are an integral part of these statements.

ONE FINANCIAL NETWORK, LLC

COMPUTATION OF DETERMINATION OF RESERVE

REQUIREMENTS PURSUANT TO RULE 15C3-3

December 31, 2001

The Company has claimed exemption from Rule 15c3-3 based on the fact that all customer transactions are cleared through another broker dealer on a fully disclosed basis. In the opinion of the management of BrokerageAmerica, Inc., the conditions of the Company's exemption from rule 15c3-3 were complied with throughout the year ended December 31, 2001.

# ONE FINANCIAL NETWORK, LLC

## RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO RULE 17A-5(D)(4)

For the year ended December 31, 2001

| | Net Capital | Aggregate Indebtedness | Excess Net Capital |
|---|---|---|---|
| Focus Report as originally filed | $ 425,512 | $ 143,039 | $ 375,512 |
| Adjustments: | | | |
| To correct prior year accounts payable | 624 | (624) | 624 |
| To accrue commission income | 4,355 | - | 4,355 |
| To accrue professional fees related to the audit of 2001 | (12,500) | 12,500 | (12,500) |
| To record overhead allocations | (190,181) | - | (190,181) |
| As filed with audited financial statements | $ 227,810 | $ 154,915 | $ 177,810 |

The accompanying notes are an integral part of these statements.

# ONE FINANCIAL NETWORK, LLC

## INDEPENDENT AUDITORS' REPORT

## ON

## INTERNAL ACCOUNTING CONTROL

## FOR THE YEAR ENDED DECEMBER 31, 2001

*LIEBMAN GOLDBERG & DROGIN LLP*
*Certified Public Accountants*
591 Stewart Avenue, Suite 450
Garden City, New York 11530

Tel (516) 228-6600
Fax (516) 228-6664

Board of Directors
One Financial Network, LLC

In planning and performing our audit of the financial statements and supplemental schedules of One Financial Network, LLC (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Liebman Goldberg & Drogin LLP

Liebman Goldberg & Drogin LLP

Garden City, New York
February 14, 2002